Mail Stop 6010 August 10, 2006

Mr. John E. Lucas
Chief Executive Officer
Thomas Pharmaceuticals, Ltd.
750 Highway 34
Matawan, NJ 07747

> **Re: Thomas Pharmaceuticals, Ltd.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed July 27, 2007**
> **File No. 333-142104**

Dear Mr. Lucas:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to requesting acceleration of effectiveness, please refer to Item 310(g) of Regulation S-B and consider the need to file amended registration statement on Form SB-2 that includes your most recent interim financial statements for the period ended June 30, 2007. In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants.

Prospectus Summary, page 1

2. We note your statement that you will not be able to continue in the business of selling Acid+All® or engage in any other related or unrelated business unless you obtain financing or enter into a strategic transaction (e.g. merger, reorganization, sale of assets). You have also noted that your retailers have decided not to carry your product any longer and your contract packager has ceased packing your product. If you are able to obtain financing, will you be able to develop new contracts with retailers and find another contractor to package Acid+All®? Please provide a comprehensive explanation of the multiple problems you face and how these problems interrelate. Please revise your disclosure in the Summary, Risk Factors, MD&A and Business sections as applicable to discuss these problems.

3. Please revise your disclosure on page 1 under "iVoice Spin-Offs" to state that three out of the four spin-offs did not result in an increase in market value. In addition, we refer to your disclosure in the subsection "Spin-Off of Thomas Pharmaceuticals" regarding how Thomas Pharmaceuticals may not be able to successfully put in place the financial, administrative and managerial structure necessary to operate as a separate public company. Please add a brief statement in this subsection that explains how some of iVoice's prior spin offs have not been able to develop such structure and still rely on iVoice for financial, administrative and managerial support.

4. Also, if the market values have actually declined rather than 'not increased', please revise your disclosure on pages 1 to 6 to clarify that there has been a decline in value and quantify the decline for these three companies.

5. Please revise your disclosure to state in the carryover paragraph on pages 6-7 what types of financings you believe have caused the market values to decline. For example, were these financings private placements of convertible preferred/debt or equity lines? Please explain briefly how those deals work and how they can affect the market.

Notes to Financial Statements, page F-9

Note 2- Summary of Significant Accounting Policies, page F-9

Accounts Receivable, page F-10

6. Given how you account for product returns, tell us and disclose why you recorded a provision for doubtful accounts in an amount greater than your sales for the three months ended March 31, 2007. It also appears that you should reflect an

allowance for doubtful accounts of $43,095, not zero, on your balance sheet at March 31, 2007. Please revise your disclosure as necessary.

Note 8- Stockholders' Deficit, page F-16

Class A Common Stock, page F-17

7. We acknowledge your response to comment 5. It appears that you have not yet actually announced or recorded your 733,602/1 stock split. As indicated in our previous comment, please revise your financial statements and related disclosures to clearly indicate that it is not yet finalized. Such revisions may include the use of placeholder "footnote" or "header" language on your financial statements and in your independent auditors' report that indicate the "proposed" status of the stock split. Once you have announced and recorded the proposed stock split, prior to requesting acceleration of effectiveness for your registration statement, please file an amendment to include a final, dual-dated report from your independent auditors, inclusive of an updated consent report and to remove all references in the document that allude to the fact that you have not yet finalized the stock split.

8. Additionally, please ensure that you revise the disclosure in Note 8 to your audited financial statements and in the notes to your unaudited interim financial statements, presumably for the period ended June 30, 2007, to describe and accurately reflect the effects of the proposed stock split. For example, on page F-17 you state that you had "100 shares issued and outstanding" as of December 31, 2006 and 2005, which is inconsistent with your revised financial statement presentation.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner at (202) 551-3657 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Thomas P. Gallagher, Esq.
        Barbara J. Comly, Esq.
        Gallagher, Briody & Butler
        155 Village Boulevard, 2nd Floor
        Princeton, NJ 08540